

December 18, 2023

Peter J. Tezza II
Chief Executive Officer
ModVans Inc.
530 Constitution Avenue
Camarillo, CA 93012

> **Re: ModVans Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed December 7, 2023**
> **File No. 024-12333**

Dear Peter J. Tezza II :

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment on Form 1-A

General

1. Please tell us if you have sold any securities pursuant to the offering statement that was qualified on November 7, 2023. If securities have been sold, please revise Item 4 of Part I to reflect the securities sold pursuant to the qualified offering statement and please decrease the number of securities being offered on this post-qualification amendment such that the sum of the aggregate offering price and aggregate sales does not exceed $75 million. If investors have submitted subscription agreements and/or delivered funds pursuant to the qualified offering statement and the company has not yet accepted those subscription agreements, please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing